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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                                IFX Corporation
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  449518-20-8
________________________________________________________________________________
                                (CUSIP Number)


                                 Lee S. Casty
                               707 Skokie Blvd.
                                   5th Floor
                          Northbrook, Illinois 60062
                                (847) 412-1184
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 28, 2001
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.12d-1(f) or 240.13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)


                               Page 1 of 5 Pages
                                         -
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--------------------------                         ---------------------------
CUSIP NO. 449518-20-8                   13D        Page 2 of 5 Pages
          -----------                                   -    -
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lee S.Casty
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORIGIN
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,961,410
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,961,410
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,961,410
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      20.81%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------


------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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 CUSIP NO. 449518-20-8                               13D                              Page 3 of 5 Pages
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ITEM 1.   Security and Issuer

          Common Stock
          IFX Corporation
          707 Skokie Blvd.
          5/th/ Floor
          Northbrook, Illinois 60062

ITEM 2.   Identity and Background

          (a)       Name
                    Lee S. Casty

          (b)       Business Address:
                    French American Securities, Inc.
                    707 Skokie Blvd.
                    5/th/ Floor
                    Northbrook, Illinois 60062

          (c)       Occupation
                    Sole Owner and Director
                    French American Securities, Inc.
                    707 Skokie Blvd.
                    5/th/ Floor
                    Northbrook, Illinois 60062

          (d) Mr. Casty, during the last five years, has not been convicted in a criminal proceeding.

          (e) Mr. Casty, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       Citizenship:
                    United States

ITEM 3.   Source and Amount of Funds or Other Consideration

     On June 28, 2001, Mary Myers, as trustee of the Casty Grantor Subtrust, sold 2,961,410 shares of the Issuer's Common Stock, representing all of the Common Stock held by the Casty Grantor Subtrust, to Lee S. Casty. The consideration for the purchase by Mr. Casty was the cancellation of all remaining indebtedness of the Casty Grantor Subtrust represented by a promissory note dated July 28, 2000 (the "Note"), made by the Casty Grantor Subtrust to Lee
S. Casty in the original principal amount of $24,491,280. A copy of the Note and the related Pledge Agreement dated as of July 28, 2000 are attached hereto as Exhibit A and Exhibit B, respectively, and are each incorporated herein by reference. $262,500 of the original Note indebtedness was cancelled on March 1, 2001 when the Casty Grantor Subtrust acquired an option to purchase 100,000 shares of the Issuer granted by Lee S. Casty to Burton Meyer.
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ITEM 4.   Purpose of Transaction

     On June 28, 2001, Mary Myers, as trustee of the Casty Grantor Subtrust, sold 2,961,410 shares of the Issuer's Common Stock, representing all of the Common Stock held by the Casty Grantor Subtrust, to Lee S. Casty. The purpose of this transaction is to enable the Casty Grantor Subtrust to repay the Note.

     Lee S. Casty owns the Common Stock for investment purposes.

ITEM 5.   Interest in Securities of the Issuer

          (a) 2,961,410 shares of the Common Stock of the Issuer, or 20.81% of the Common Stock issued and outstanding, are beneficially owned by Lee S. Casty.

          (b) Lee S. Casty has sole voting and dispositive power over 2,961,410 shares of Common Stock.

          (c)       Not Applicable.

          (d)       Not Applicable.

          (e)       Not Applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

     Mr. Casty has succeeded to all rights of the Casty Grantor Subtrust pursuant to the Amended and Restated Stockholders Agreement, dated as of May 7, 2001, a copy of which is attached hereto as Exhibit C and incorporated herein by reference (the "Stockholders Agreement"), by and among the Issuer; UBS Capital Americas III, L.P.; UBS Capital LLC; International Technology Investments, LLC ("ITI"); the Casty Grantor Subtrust, Joel Eidelstein and Michael Shalom. In accordance with the Stockholders Agreement, Mr. Casty cannot sell more than the amount of Common Stock permitted by Rule 144(e) of the Securities Act of 1933 without the consent of UBS Capital Americas III, L.P. and UBS Capital LLC. Additionally, UBS Capital Americas III, L.P. and UBS Capital LLC have certain rights of first refusal on, and certain rights to participate in, transfers of capital stock of the Company by Mr. Casty and other stockholders party thereto.

     Mr. Casty, UBS Capital Americas III, L.P. UBS Capital LLC, and ITI are entitled to collectively appoint two directors who must qualify as "independent directors" under Nasdaq rules. Mr. Casty is also entitled to jointly with ITI appoint one director to the Issuer's Board of Directors.

     Mr. Casty has also succeeded to the rights of the Casty Grantor Subtrust under an Amended Registration Rights Agreement, dated as of June 15, 2000, by and among the Issuer, UBS Capital Americas III, L.P., UBS Capital LLC, ITI and the Casty Grantor Subtrust, a copy of which is attached hereto as Exhibit D and incorporated by reference (the "Registration Rights Agreement").
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ITEM 7.      Material to be filed as Exhibits

Exhibit A    Promissory Note dated July 28, 2000.

Exhibit B    Pledge Agreement dated as of July 28, 2000 between Lee S. Casty and the Casty Grantor Subtrust.

Exhibit C    Amended and Restated Stockholders Agreement, dated as of May 7,
             2001, by and among the Issuer, Capital Americas III, UBS Capital
             LLC, International Technology Investments, LLC, the Casty Grantor
             Subtrust, Joel Eidelstein and Michael Shalom (excluding exhibits).


Exhibit E    Amended and Restated Registration Rights Agreement, dated as of May
             7, 2001, by and among the Company, Capital Americas III, UBS
             Capital LLC, International Technology Investments, LLC and the
             Casty Grantor Subtrust.


Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 6, 2001                           /s/ Lee S. Casty
                                              ---------------------------------
                                              Lee S. Casty